Summit Wireless Technologies, Inc.
6840 Via Del Oro, Ste. 280

San Jose, CA 95119

May 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Tim Buchmiller, Senior Attorney

Re:	Summit Wireless Technologies, Inc.
Registration Statement on Form S-1
File No. 333-230952
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Summit Wireless Technologies, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 5:00 p.m. Eastern time, on May 21, 2019, or as soon thereafter as possible. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Sullivan & Worcester LLP (“Sullivan”), confirming this request. The Registrant hereby authorizes each of David E. Danovitch and Michael DeDonato of Sullivan to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David E. Danovitch of Sullivan, counsel to the Registrant, at (212) 660-3060, or in his absence, Michael DeDonato at (212) 660-3038.

Under separate cover, you will receive a letter today from the representative of the underwriters of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

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Sincerely,

Summit Wireless Technologies, Inc.

By:	/s/ Brett Moyer
Brett Moyer
Chief Executive Officer

cc:	Gary Williams, Summit Wireless Technologies, Inc.
David E. Danovitch, Sullivan & Worcester LLP
Michael DeDonato, Sullivan & Worcester LLP